UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): /X/ Form 10-K // Form 20-F // Form 11-K // Form 10-Q // FORM N-SAR

For Period Ended: October 31, 2000
                  ----------------
/ / Transition Report on Form 10-K
/ /  Transition Report on Form 20-F
/ /  Transition Report on Form 11-K
/ /  Transition Report on Form 10-Q
/ /  Transition Report on Form N-SAR

   For the Transition Period Ended: ___________________________________

    Read Instruction (on back page) Before Preparing Form. Please Print or Type.

            NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not Applicable - See Exhibit A attached hereto and incorporated herein.

PART I -- REGISTRANT INFORMATION

                          Pro Tech Communications, Inc.
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Full Name of Registrant


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Former Name if Applicable

                           3311 Industrial 25th Street
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Address of Principal Executive Office (Street and Number)

                           Fort Pierce, Florida 34946
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/x/       (b)  The subject annual report,  semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. See Exhibit A attached hereto and incorporated herein.

                                                                SEC 1344 (11-91)

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Michael A. Naparstek        (203)                  226-4447
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                  (Name)            (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). /X/ Yes / / No
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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? /X/ Yes / / No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Exhibit A attached hereto and incorporated herein.
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                          Pro Tech Communications, Inc.
                          -----------------------------
                   (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   January 30, 2001             By:  /s/ RICHARD HENNESSEY
      ------------------                 ---------------------
                                             Richard Hennessey
                                             President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

                                                                      Exhibit A

Pro Tech Communications, Inc.
Form 12b-25

Part III

As of January 29, 2001, the Registrant has been advised by its independent accountants that they require additional time to complete their audit of the Registrant's financial statements for the year ended October 31, 2000. This is primarily due to the additional information to be audited with respect to the September 13, 2000 acquisition of a technology license from NCT Hearing Products, Inc. in exchange for shares of the Registrant's common stock, representing approximately 84% of the outstanding common shares, and other matters that may impact the content of the financial statements of the Registrant for the period ended October 31, 2000. Due to the logistics of incorporating such additional information, the Registrant was unable to file its Form 10-KSB on January 29, 2001 without unreasonable effort and expense. The Registrant expects to file its Form 10-KSB on or before February 13, 2001.

Part IV

Before adjustment, if any, upon audit of such additional information noted above, the Registrant expects to report in the Form 10-KSB to which this notification relates that its net sales for the twelve months ended October 31, 2000 were $1.6 million, an increase of $0.5 million or 45% when compared to the twelve-month period ended October 31, 1999. The Registrant expects to report a net loss of $0.4 million, including $0.1 million of intellectual property amortization, for the twelve-months ended October 31, 2000, compared to a net loss of $0.2 million for the twelve-month period ended October 31, 1999. For fiscal year 2000, $0.5 million of net sales is related to the fourth quarter compared to $0.3 million net sales for the fourth quarter 1999. Of the loss for the twelve-months ended October 31, 2000, $0.2 million net loss, including $0.1 million of intellectual property amortization, is related to the fourth quarter, compared near breakeven results related to the fourth quarter of 1999. The Registrant expects to report a $0.57 loss per share (which included $0.55 per share related to the beneficial conversion feature and the preferred stock dividend requirement of the Registrant's Series A Convertible Preferred Stock) for the twelve-months ended October 31, 2000, compared to the net loss per share of $0.05 for the twelve-month period ended October 31, 1999.